Exhibit 1

                                         N E W S   R E L E A S E

TALISMAN ANNOUNCES US$65 MILLION

LAND ACQUISITION IN APPALACHIA

Calgary, Alberta – June 29, 2004 – Fortuna Energy Inc . , a wholly owned subsidiary of Talisman Energy Inc., has a c quired all of Belden & Blake Corporation’s Trenton/Black River assets in the Appalachia region for US$65 million.

“The key to this transaction is the highly prospective land position, which almost doubles Fortuna’s existing net acreage,” said Dr. Jim Buckee, President and Chief Executive Officer of Talisman Energy Inc.  “Fortuna has currently identified over 25 drilling locations and this number is expected to increase with further technical review. These will augment the 40 current drilling locations on existing Fortuna acreage.

“With the added production, Fortuna will be producing 110-120 mmcf/d and there are now four additional wells awaiting tie in.  The latest Fortuna well at Moss was also very successful, testing at 15 mmcf/d.”

The main assets being acquired consist of lands adjacent to Fortuna’s holdings in New York, as well as interests in Pennsylvania, Ohio and West Virginia.  In total, Fortuna will acquire approximately 475,000 gross  acres of Trenton/Black River rights throughout the Appalachia region, with an average working interest of 78%.  Fortuna currently has 433,000 acres in Appalachia (approximately 100% working interest).

Fortuna will also acquire 4-5 mmcf/d of production (net before royalty), which is expected to increase to 8-10 mmcf/d by September 30 , 2004 .. Production is currently limited to three wells in New York ,  however three additional wells are awaiting completion, one well is nearing total depth and one well is about to spud.

Fortuna Energy Inc. has an active exploration and development program underway and including this acquisition expects to drill a total of 21 wells in 2004.  Year to date, nine operated wells have been drilled and two well s are currently drilling.  Capital spending is expected to exceed US$60 million in 2004.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate and

  Investor Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

19-04

Forward-looking Statements

This news release contains statements about estimates and timing of future gas production, business plans for drilling, exploration and development, the estimated amounts and timing of capital expenditures, and the extent of an anticipated land acquisition that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include risks inherent in the oil and gas industry, such as operational risks in exploring for, developing and producing natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to: uncertainties as to the availability and cost of financing; general economic conditions; the effect of acts of, or actions against international terrorism; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", “- Risks and Uncertainties” and “- Outlook for 2004” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after deduction of these amounts.